FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO, CANADA
M5S 2B4
Tel. 416-960-9500
Fax. 416-960-5333

September 3, 2010

Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
U.S.A.

Dear Ms. LaMothe:

Re: Letter dated August 23, 2010 regarding FirstService Corporation
Form 40-F for the fiscal year ended December 31, 2009
File No. 000-24762

This letter provides responses to the comments in the above-referenced letter.  Our responses are keyed to that letter.

Form 40-F
General

1.
Comment:  We note that you incorporate by reference sections of the Circular provided to your shareholders.  Please note that if a report filed with Form 40-F incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and filed with the Form 40-F.  See General Instructions B.5 to the Form 40-F.  Please file on EDGAR a copy of the Circular or copies of the relevant pages.  See Rule 12b-23(a)(3) of the Exchange Act.  In the alternative, please tell us why you believe that you are not required to file this document.

Response:  In response to the Staff’s comment, we have filed a copy of the Circular on EDGAR on a current report on Form 6-K, stating that the Circular is incorporated by reference into the Form 40-F.

Exhibit 2
Financial Statements and Notes
Non-controlling interests, page 13

2.
Comment:  We note that you have restated your financial statements for the effect of the adoption of new accounting standards for non-controlling interest.  Please tell us how the changes in FASB ASC 810-10 resulted in a restatement of your financial statements.  To the extent certain aspects of the retrospective application of this accounting standard is outside of the requirements presented in FASB ASC 810-10-65-1(b), you should expand your disclosure to discuss the reason for your restatement.

Response:  We advise the Staff that prior to the adoption of SFAS 160 on January 1, 2009 (codified as FASB ASC 810 effective July 1, 2009), we evaluated the accounting for shareholder agreements with minority shareholders of our subsidiaries pursuant to the guidance in EITF Topic D-98 to determine (i) classification of redeemable securities; and (ii) measurement of redeemable securities.  This is consistent with our response contained in our letter to the Staff dated November 17, 2008.

On the issue of classification, we historically classified minority interests outside of permanent equity.  EITF Topic D-98 was intended to apply to redeemable securities that would otherwise be classified in permanent equity and therefore is not applicable to these minority interests, despite their redemption feature.  Since minority interest balances were already excluded from permanent equity, it was not necessary to apply EITF Topic D-98 to puttable shares at the subsidiary level.

We evaluated the measurement provisions of EITF Topic D-98 as it related to the Company’s outstanding minority interests and concluded that the minority interests should be accounted for on the basis of consolidation accounting rules under ARB 51, and not within the scope of EITF Topic D-98.  Accordingly, minority interest was increased and decreased only for its share of earnings or loss and dividends paid.  The minority interest share of earnings was recognized in the computation of consolidated net earnings.  The recognition of minority interest was not impacted by the existence of put options.

We believe this accounting treatment is consistent with the guidance in paragraph 41 of EITF Topic D-98 which states that there may be instances whereby registrants had not applied the measurement guidance of paragraphs 13 to 17 of EITF Topic D-98, and that those registrants should initially apply that measurement guidance no later than the effective date of SFAS 160.  SFAS 160 was effective for the Company on January 1, 2009.  Paragraph 41 stated that transition should be applied retrospectively, for all periods presented.  Accordingly, the Company retrospectively applied the provisions of SFAS 160 effective January 1, 2009.

We believe that the disclosure of our retrospective application of this accounting standard meets the requirements set out in FASB ASC 810-10-65-1(b), and accordingly no expanded disclosure is required.  We note that this guidance presumes that the non-controlling interest will be reclassified to equity; however, in our case the non-controlling interest was reclassified to temporary equity in accordance with EITF Topic D-98 and ASR 268 (FASB ASC 480-10-S99-3A).

Note 12 - Non-controlling interests, page 27

3.
Comment:  Please provide us your basis in US GAAP that supports your accounting policy in recognizing non-controlling interest at the greater of (i) the redemption amount or (ii) the amount initially recorded as non-controlling interest at the inception of the minority equity position.  Refer to paragraphs 13-14 of FASB ASC 480-10-S99-3A.

Response:  We advise the Staff that in our case, the put/call formula price for the non-controlling interest is referred to as the redemption amount.  The redemption amount is calculated with reference to a fixed multiple of average net earnings before extraordinary items, income taxes, interest, depreciation and amortization, and represents the maximum redemption amount at the balance sheet date.  This is consistent with the guidance in paragraph 14 of FASB ASC 480-10-S99-3A.  Paragraph 16 provides further guidance on subsequent measurement; specifically, paragraph 16(e) states that “the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for the instrument”.  In other words, any reduction in the carrying amount of the redeemable instrument that results from the application of paragraph 14 referred to above is recognized only to the extent that the Company has previously recorded increases in the carrying amount of the redeemable instrument.  Accordingly, we recognize the non-controlling interest at the redemption amount at each balance sheet date, as long as it is not less than the amount initially recorded as non-controlling interest at the inception of the minority equity.  This is equivalent to the recognition of the greater of (i) and (ii) above.

We hope that this response is satisfactory as the Staff works towards the completion of its review.  If the Staff requires any further information, please contact us.

In connection with this response letter, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John B. Friedrichsen

John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation